
March 1, 2013

Via E-Mail
Christopher A. Lien
Chief Executive Officer
Marin Software Incorporated
123 Mission Street, 25th Floor
San Francisco, CA 94105

> **Re:** **Marin Software Incorporated**
> **Registration Statement on Form S-1**
> **Filed on February 13, 2013**
> **File No. 333-186669**

Dear Mr. Lien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 7, 2013.

General

1. Please update the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

2. We are in receipt of your submission of proposed graphics; please note that comments regarding graphics will be conveyed separately.

Our Solution

Business Benefits, page 3

3. We note your revised disclosures in response to prior comment 2. Please ensure that the cautionary language regarding survey limitations is also included in the prospectus summary, and anywhere else the survey results are referenced. Further, in order to provide additional context to the survey results, please ensure that the aggregate number of users to whom you sent the survey is disclosed in any survey-related disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 44

4.   We note from your response to prior comment 5 that while the number of active advertisers and the amount of annualized advertising spend are considered key metrics in analyzing your business, you do not believe that there are strong correlations between these metrics and the amount of increased revenues period over period. Please further revise your metric disclosures to include a discussion of the limitations in directly correlating these metrics to your revenue growth as indicated in your response.

Business

Business Benefits, page 77

5.   We note your response to prior comment 7, and corresponding amendments to the registration statement in which you state that you believe that the customers represented in the study provide a representative sample of your customer base. Please provide your analysis underlying this belief.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735 with any other questions.

                                            Sincerely,

                                            /s/ Barbara C. Jacobs

                                            Barbara C. Jacobs
                                            Assistant Director

cc: Via E-Mail
        Rashmi Garde, Marin Software Incorporated
        Jeffrey R. Vetter, Fenwick & West LLP
        Michael Brown, Fenwick & West LLP